Exhibit (a)(1)(R)
[FORM OF CONFIRMATION OF PARTICIPATION IN THE BOSTON SCIENTIFIC STOCK OPTION EXCHANGE PROGRAM]
Confirmation of Participation in Boston Scientific Stock Option Exchange Program
Our stock option exchange program expired at 11:59 p.m., Eastern Daylight Savings Time, on [June 19, 2007]. This message confirms that as of [June 20, 2007] we accepted for exchange and canceled the eligible option grant(s) you tendered for exchange with your Election Form. Upon the terms and conditions described in the Offer to Exchange and your Election Form, on [June 20, 2007] we granted to you in replacement of your canceled option grant(s) deferred stock units. Shortly, you will receive an award for each such grant (in the form previously provided to you, but with the blanks filled in).
If you have any questions, please telephone Mellon Investor Services in the United States at 1-800-718-2943 or internationally at 201-680-6670.
Thank you,